SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                           (Amendment No. ...)*



                          Titan Exploration, Inc.
--------------------------------------------------------------------------
                             (Name of Issuer)

                   Common Stock $.01 Par Value Per Share
--------------------------------------------------------------------------
                      (Title of Class of Securities)

                                  888289 10 5
--------------------------------------------------------------------------
                              (CUSIP Number)




     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888289 10 5             13G                          2 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Enron Corp.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a) [  ]
          None
                                             (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

               5    SOLE VOTING POWER
 NUMBER OF               0
  SHARES
BENEFICIALLY   6    SHARED VOTING POWER
 OWNED BY                3,423,194
  EACH
REPORTING      7    SOLE DISPOSITIVE POWER
 PERSON                  0
  WITH
               8    SOLE DISPOSITIVE POWER
                         3,423,194

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,423,194

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11%

12   TYPE OF REPORTING PERSON*

          CO

CUSIP No. 888289 10 5       13G                           Page 3 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joint Energy Development Investments Limited Partnership


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a) [  ]
     None
                                             (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

               5    SOLE VOTING POWER
 NUMBER OF               0
  SHARES
BENEFICIALLY   6    SHARED VOTING POWER
 OWNED BY                3,423,194
  EACH
REPORTING      7    SOLE DISPOSITIVE POWER
 PERSON                  0
  WITH
               8    SOLE DISPOSITIVE POWER
                         3,423,194

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,423,194

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11%

12   TYPE OF REPORTING PERSON*

          PN

                                 Item 1(a)

The name of the issuer is Titan Exploration, Inc. ("Titan").

                                 Item 1(b)

The principal executive office of Titan is 500 West Texas, Suite 500, Midland, Texas 79701.

                                 Item 2(a)

The reporting persons are Enron Corp. and Joint Energy Development Investments Limited Partnership ("JEDI"). The general partner of JEDI is Enron Capital Management Limited Partnership ("ECMLP"). The general partner of ECMLP is Enron Capital Corp., an indirect wholly owned subsidiary of Enron Corp.

                                 Item 2(b)

The address of each of Enron Corp. and JEDI is 1400 Smith Street, Houston, Texas 77002.

                                 Item 2(c)

The place of organization of each of Enron Corp. and JEDI is Delaware.

                                 Item 2(d)

The class of securities of Titan owned beneficially by JEDI and Enron Corp. is common stock, $.01 par value (the "Common Stock").

                                 Item 2(e)

Cusip Number: 888289 10 5

                                  Item 3

Not applicable

                                  Item 4

(a) The amount of securities beneficially owned by each of Enron Corp. and JEDI is 3,423,194 shares of Common Stock.

(b) The percent of the class of Common Stock beneficially owned by each of Enron Corp. and JEDI is 11%.

(c) Enron Corp. and JEDI each has shared power to vote or to direct the vote of and the power to dispose or to direct the disposition of 3,423,194 shares of the Common Stock.

                                  Item 5

Not applicable

                                  Item 6

Not applicable

                                  Item 7

Not applicable

                                  Item 8

Not applicable

                                  Item 9

Not applicable

                                  Item 10

Not applicable

SIGNATURE
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 20, 1997

                              ENRON CORP.



                              By:  /s/Peggy B. Menchaca
                                 -------------------------
                                    Peggy B. Menchaca
                                    Vice President and Secretary


                              JOINT ENERGY DEVELOPMENT
                              INVESTMENTS LIMITED
                               PARTNERSHIP

                              By:  Enron Capital Management Limited
                                   Partnership, its general partner

                                   By:  Enron Capital Corp.,
                                        its general partner



                                        By:/s/Peggy B. Menchaca
                                              ------------------
                                              Peggy B. Menchaca
                                              Vice President and Secretary

                                 Exhibit 1

                                 AGREEMENT


     The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13G dated January 20, 1997, to which this Agreement is filed as an exhibit, is filed on behalf of each of them.

                              ENRON CORP.



                              By:  /s/Peggy B. Menchaca
                                   ---------------------
                                    Peggy B. Menchaca
                                    Vice President and Secretary


                              JOINT ENERGY DEVELOPMENT
                              INVESTMENTS LIMITED
                               PARTNERSHIP

                              By:  Enron Capital Management Limited
                                   Partnership, its general partner

                                   By:  Enron Capital Corp.,
                                        its general partner



                                        By:  /s/Peggy B. Menchaca
                                           ------------------------
                                              Peggy B. Menchaca
                                              Vice President and Secretary